Exhibit 99.1

Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2013

(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

CANADIAN ZINC CORPORATION
Interim Consolidated Statement of Financial Position
(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

	September 30, 2013	December 31, 2012

ASSETS
Current
Cash and cash equivalents (Note 3)	$12,855	$224
Short-term investments (Note 4)	1	5,458
Marketable securities (Note 5)	1,704	4,984
Other receivables and prepaid expenses	547	364

Total Current Assets	15,107	11,030

Other long-term assets (Note 6)	739	739
Property, plant and equipment (Note 7)	819	911
Exploration and evaluation assets (Note 8)	4,138	9,268

Total Assets	$20,803	$21,948

LIABILITIES
Current
Accounts payable	$433	$1,527
Accrued and other liabilities	222	461

Total Current Liabilities	655	1,988

Decommissioning liability (Note 9)	1,989	2,148

Total Liabilities	2,644	4,136

SHAREHOLDERS' EQUITY
Share capital (Note 10)	90,930	87,250
Reserves (Note 11)	12,644	12,470
Deficit	(85,415)	(81,908)

Total Shareholders’ Equity	18,159	17,812

Total Liabilities and Shareholders’ Equity	$20,803	$21,948
Commitments (Note 17)

Approved by the Board of Directors:
“John F. Kearney”	“Brian A. Atkins, CPA, CA”
Director	Director

The accompanying notes are an integral part of these interim consolidated financial statements.

CANADIAN ZINC CORPORATION
Interim Consolidated Statement of Comprehensive Loss
(Unaudited, expressed in thousands of Canadian dollars, except for share information)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Income
Investment income	$42	$44	$60	$142

Expenses
Depreciation	2	5	6	15
Exploration and evaluation (Note 12)	1,483	3,376	3,982	6,492
Listing and regulatory	18	16	48	52
Management and directors	197	151	616	470
Office and general	125	152	400	423
Professional	86	(35)	208	107
Project evaluation	4	7	15	8
Shareholder and investor communications	97	150	301	373
Share-based compensation	24	5	102	40
	2,036	3,827	5,678	7,980

Other income (expenses)
Finance costs (Note 9)	(12)	(12)	(36)	(35)
Gain on changes to decommissioning liability (Note 9)	32	-	138	-
Gain (loss) on marketable securities (Note 5)	348	3,032	(3,430)	(4,998)
Gain on sale of NSR (Note 8)	-	-	5,439	-
Tax deduction recovery (Note 13)	-	142	-	295
	368	3,162	2,111	(4,738)

Net loss for the period	(1,626)	(621)	(3,507)	(12,576)

Other comprehensive income (loss)	-	-	-	-

Comprehensive loss for the period	$(1,626)	$(621)	$(3,507)	$(12,576)

Net loss per share - basic and diluted	$(0.01)	$-	$(0.02)	$(0.08)

Weighted average number of shares outstanding

Basic and diluted	167,038,098	157,278,602	165,044,899	155,892,355

The accompanying notes are an integral part of these interim consolidated financial statements.

CANADIAN ZINC CORPORATION
Interim Consolidated Statement of Cash Flows
(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

	Nine months ended September 30,
	2013	2012

Operating Activities
Net loss for the period	$(3,507)	$(12,576)
Adjustment for items not involving cash:
Accretion and depreciation	128	165
Loss on marketable securities (Note 5)	3,430	4,998
Tax deduction recovery (Note 13)	-	(295)
Share-based compensation	102	40
Gain on changes to decommissioning liability (Note 9)	(138)	-
Gain on sale of NSR (Note 8)	(5,439)	-
Change in non-cash working capital items:
Other receivables and prepaid expenses	(175)	(347)
Accounts payable and accrued liabilities	(1,085)	378
	(6,684)	(7,637)

Financing Activities
Capital stock issued	4,005	9,119
Issuance costs	(301)	(890)
Capital stock issued on exercise of options or warrants	46	2
	3,750	8,231

Investing Activities
Sale of NSR (Note 8)	10,271	-
Short-term investments	5,457	(2,755)
Marketable securities (Note 5)	(150)	-
Paragon acquisition	-	(182)
Property, plant and equipment	-	(13)
Exploration and evaluation assets	(13)	-
	15,565	(2,950)

Net change in cash and cash equivalents	$12,631	$(2,356)

Cash and cash equivalents, beginning of period	$224	$2,975

Net change in cash and cash equivalents	12,631	(2,356)

Cash and cash equivalents, end of period	$12,855	$619

The accompanying notes are an integral part of these interim consolidated financial statements.

CANADIAN ZINC CORPORATION
Interim Consolidated Statement of Changes in Shareholders’ Equity
(Unaudited, expressed in thousands of Canadian dollars, except for share information)

	Common shares
	Number	Amount	Reserves	Deficit	Total

Balance, December 31, 2011	143,109,112	$77,052	$10,750	$(62,038)	$25,764
Issue of shares at $0.67 per share	13,610,000	9,119	-	-	9,119
Share issuance costs	-	(768)	-	-	(768)
Paragon Minerals Acquisition	7,299,019	3,394	-	-	3,394
Options and warrants converted upon Paragon acquisition	-	-	53	-	53
Share purchase warrants	-	(1,440)	1,440	-	-
Exercise of warrants at $0.40 per share	4,130	2	(1)	-	1
Share-based compensation	-	-	40	-	40
Net loss for the period	-	-	-	(12,576)	(12,576)
Balance, September 30, 2012	164,022,261	87,359	12,282	(74,614)	25,027
Share issuance costs	-	7	-	-	7
Share purchase warrants	-	(120)	120	-	-
Exploration and evaluation asset acquisition	9,520	4	-	-	4
Share-based compensation	-	-	68	-	68
Net loss for the period	-	-	-	(7,294)	(7,294)
Balance, December 31, 2012	164,031,781	87,250	12,470	(81,908)	17,812
Issue of shares at $0.62 per share	6,460,000	4,005	-	-	4,005
Share issuance costs	-	(301)	-	-	(301)
Share purchase warrants	-	(92)	92	-	-
Exercise of options at $0.23 per share	200,000	66	(20)	-	46
Exploration and evaluation asset acquisition	4,080	2	-	-	2
Share-based compensation	-	-	102	-	102
Net loss for the period	-	-	-	(3,507)	(3,507)
Balance, September 30, 2013	170,695,861	$90,930	$12,644	$(85,415)	$18,159

The accompanying notes are an integral part of these interim consolidated financial statements.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
September 30, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

1.           Nature of Operations and Going Concern

Canadian Zinc Corporation (the “Company” or “Canadian Zinc”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration and development of natural resource properties. The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9. The Company currently exists under the Business Corporations Act (British Columbia) and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “CZN” and on the OTCQB under the symbol “CZICF”.

The Company is primarily engaged in the exploration, development and permitting of its mineral properties. The Company is considered to be in the exploration and development stage given that its mineral properties are not yet in production and, to date, have not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining and maintaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production.

These unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Management has carried out an assessment of the going concern assumption and has concluded that the Company has sufficient cash and cash equivalents, short-term investments and marketable securities (as well as no debt obligations outside of normal course accounts payable and accrued liabilities) to continue operating for the ensuing twelve months. These unaudited interim consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different than those reflected in the unaudited interim consolidated financial statements.

2.           Significant Accounting Policies

(a)	Statement of Compliance

These unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The policies applied in these unaudited interim consolidated financial statements are based on IFRS issued and outstanding as at November 14, 2013, the date the unaudited interim consolidated financial statements were approved and authorized for issue by the Board of Directors.

These unaudited interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2012 prepared in accordance with IFRS.

(b)	Basis of Preparation and Consolidation

These unaudited interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit and loss which are stated at their fair value. These unaudited interim consolidated financial statements are presented in Canadian dollars. The accounting policies chosen by the Company have been applied consistently to all periods presented.

These unaudited interim consolidated financial statements include the accounts of Canadian Zinc Corporation and its wholly owned subsidiary Paragon Minerals Corporation (“Paragon”), collectively the group. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
September 30, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.           Significant Accounting Policies (continued)

(c)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of interim consolidated financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

Accounts that require significant estimates and judgements as the basis for determining the stated amounts include exploration and evaluation assets, property, plant and equipment, decommissioning liability, exploration and evaluation costs, share-based compensation, gain on sale of net smelter returns royalty and the timing and amount of security deposits for the reclamation of mining projects. The assessment of any impairment of exploration and evaluation assets or property, plant and equipment is dependent upon estimates of fair value that take into account factors such as resource and reserve estimates, economic and market conditions and the useful lives of assets. Identifying a purchase transaction as being a business combination or an asset purchase requires judgement regarding whether the set of assets acquired and liabilities assumed constitutes a business based on the particular circumstances. Depreciation of property, plant and equipment assets are dependent upon estimates of useful lives which are determined with the exercise of judgment. Decommissioning liabilities are recognized in the period in which they arise and are stated at the best estimate of the present value of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. Significant judgement must be exercised in determining when a project of the Company moves from the exploration and evaluation phase and into the development phase. The existence and extent of proven or probable mineral reserves; retention of regulatory permits and licences; the availability of development financing; current and future metal prices; and market sentiment are all factors considered by the Company in determining whether the project moves to the development phase. Share-based compensation expense is calculated using the Black-Scholes valuation model which requires significant judgment as to considerations such as stock option lives and stock volatility. Valuation of a gain or loss on sale of net smelter returns royalty is subject to judgement and estimates as the valuation of the option to repurchase the net smelter returns royalty requires judgement. Taking into consideration current market conditions the Company has recorded a value of $nil to this option. Recording a provision for security deposits is subject to significant judgement as to the amount and timing of the required posting of security (see note 9).

(d)	Exploration and Evaluation Assets

Exploration and evaluation assets include acquired mineral use rights for mineral property held by the Company. The amount of consideration paid (in cash or share value) for mineral use rights is capitalized. The amounts shown for exploration and evaluation assets represent costs of acquisition incurred to date, less recoveries, and do not necessarily reflect present or future values. These costs will be amortized against revenue from future production or written off if the exploration and evaluation assets are abandoned or sold. Included in the cost of exploration and evaluation assets is the cost of the estimated decommissioning liability. The Company has classified exploration and evaluation assets as intangible in nature. Depletion of costs capitalized on projects put into commercial production will be recorded using the unit-of-production method based upon estimated proven and probable reserves. The Company recognizes, in income, costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount of the corresponding asset.

Ownership in exploration and evaluation assets involves certain inherent risks, including geological, metal prices, operating costs, and permitting risks. Many of these risks are outside the Company’s control. The ultimate recoverability of the amounts capitalized for the exploration and evaluation assets is dependent upon the delineation of economically recoverable ore reserves, obtaining the necessary financing to complete their development, obtaining the necessary permits to operate a mine, and realizing profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in exploration and evaluation assets have been based on current and expected conditions. However, it is possible that changes could occur which could adversely affect management’s estimates and may result in future write downs of exploration and evaluation assets carrying values.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
September 30, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.           Significant Accounting Policies (continued)

(e)	IFRS Standards Adopted

IFRS 7 (Amendment)	Financial Instruments: Disclosure
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
IAS 1 (Amendment)	Presentation of Financial Statements
IAS 12 (Amendment)	Income Taxes
IAS 19 (Revised)	Employee Benefits
IAS 27 (Revised)	Separate Financial Statements
IAS 28 (Revised)	Investments in Associates and Joint Ventures
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine

The adoption of these standards and amendments does not have a material impact on the consolidated results and financial position of the Company.

(f)	IFRS Standards Issued But Not Yet Effective

IFRS 9	Financial Instruments (2)
IFRS 10 (Amendment)	Consolidated Financial Statements (1)
IFRS 12 (Amendment)	Disclosure of Interests in Other Entities (1)
IAS 27 (Amendment)	Separate Financial Statements (1)
IAS 32 (Amendment)	Offsetting financial assets and financial liabilities (1)
IAS 36 (Amendment)	Recoverable Amount Disclosures for Non-Financial Assets (1)
IAS 39 (Amendment)	Novation of Derivatives and Continuation of Hedge Accounting (1)
IFRIC 21	Levies (1)
(1)	For annual periods beginning on or after January 1, 2014
(2)	For annual periods beginning on or after January 1, 2015

The Company anticipates that the application of these standards and amendments on their effective dates will not have a material impact on the consolidated results and financial position of the Company.

3.           Cash and Cash Equivalents

Cash and cash equivalents consist of cash and liquid investments which are readily convertible into cash with maturities of three months or less when purchased. The Company’s cash and cash equivalents at September 30, 2013 consisted of cash of $55,000 and cash equivalents of $12,800,000 (December 31, 2012 - cash of $200,000 and cash equivalents of $24,000).

4.           Short-term Investments

Short-term investments, which consist primarily of investments in Bankers Acceptances and Guaranteed Investment Certificates, are investments with maturities of more than three months and less than one year when purchased. At September 30, 2013, short-term investments were valued at $1,000, earning income at a rate of 1.45% (December 31, 2012 - $5,458,000, earning income at a rate of 1.45%). The market value of these assets is based upon quoted market values and the recorded amounts at September 30, 2013 and December 31, 2012 equal the fair value for these investments.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
September 30, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

5.           Marketable Securities

	September 30, 2013			December 31, 2012
	# of Shares	Original Cost	Fair Value	# of Shares	Original Cost	Fair Value
Messina Minerals Inc. (note 18)	3,000,000	$150	$240	-	$-	$-
Vatukoula Gold Mines plc	12,573,380	10,142	1,464	12,573,380	10,142	4,984
		$10,292	$1,704		$10,142	$4,984

6.           Other Long-term Assets

As at September 30, 2013, other long-term assets consist of non-interest bearing reclamation security deposits of $525,000 (December 31, 2012 - $525,000) and restricted cash equivalents of $214,000 (December 31, 2012 -$214,000). The non-interest bearing reclamation security deposits are lodged with government agencies as security in support of certain reclamation obligations. The restricted cash equivalents are security for a letter of guarantee issued by a financial institution, to secure performance by the Company of certain obligations pursuant to an authorization to carry out road repairs adjacent to the Prairie Creek Mine Property granted by the Department of Fisheries and Oceans Canada.

7.           Property, Plant and Equipment

	Mining Equipment	Office Equipment	Leasehold Improvements	Prairie Creek Plant & Mill	Total
Acquisition Cost
December 31, 2011	$1,647	$159	$60	$500	$2,366
Additions	13	5	-	-	18
December 31, 2012	1,660	164	60	500	2,384
Additions	-	-	-	-	-
September 30, 2013	$1,660	$164	$60	$500	$2,384

Accumulated Depreciation
December 31, 2011	$1,126	$124	$53	$-	$1,303
Depreciation charge	154	9	7	-	170
December 31, 2012	1,280	133	60	-	1,473
Depreciation charge	86	6	-	-	92
September 30, 2013	$1,366	$139	$60	$-	$1,565

Net Book Value
December 31, 2011	$521	$35	$7	$500	$1,063
December 31, 2012	380	31	-	500	911
September 30, 2013	294	25	-	500	819

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
September 30, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

8.           Exploration and Evaluation Assets

The Company holds a 100% interest in the Prairie Creek Mine property located in the Northwest Territories, Canada. It also holds, through the Company’s wholly-owned subsidiary Paragon, a 100% interest in the South Tally Pond property in Newfoundland and Labrador.

In May 2013, the Company sold a 1.2% net smelter returns royalty (“NSR”) on the Prairie Creek Mine for net proceeds of $10,271,000 to Sandstorm Metals & Energy Ltd. In addition, as part of the agreement, Sandstorm has granted Canadian Zinc the option, for a period of 30 months, to repurchase 100% of the NSR without premium or penalty for US$10 million, if Canadian Zinc enters into a metal stream agreement with Sandstorm under which Sandstorm will provide Canadian Zinc with an upfront deposit of not less than US$90 million to be used to finance part of the capital cost to develop the Prairie Creek Mine. The Company’s policy is to recognize, in income, costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount of the corresponding exploration and evaluation asset. Accordingly, the Company reduced the carrying value of the Prairie Creek Mine exploration and evaluation asset to $nil during the second quarter of 2013 and recognized a gain of $5,439,000 on the consolidated statement of income or loss. The Company has incurred historical exploration and evaluation costs of $59,815,000 on the Prairie Creek Mine asset (Note 12) and has expensed these costs pursuant to its accounting policy.

The Company’s exploration and evaluation assets are comprised of the following:

	September 30, 2013	December 31, 2012
Prairie Creek Mine	$-	$4,889
Paragon properties	4,138	4,379
	$4,138	$9,268

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
September 30, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

9.           Decommissioning Liability

Reclamation and closure costs have been estimated based on the Company’s understanding of its current obligations under its existing surface leases, land use permits and class “B” Water Licence for reclamation and closure of the Company’s Prairie Creek Mine site as it now exists with the current infrastructure. These reclamation and closure costs have been measured at the best estimate based on the net present value of future cash expenditures. These reclamation and closure costs are capitalized into exploration and evaluation assets and amortized over the life of the related asset. The accretion expense is included in finance costs on the consolidated statement of comprehensive income or loss.

The Company’s decommissioning liability of the Prairie Creek site, as it currently exists, is calculated as at September 30, 2013 to be $2,961,000 (December 31, 2012 - $2,961,000), being the net present value of estimated future net cash outflows of the reclamation and closure costs, including a 30% contingency and inflation of 2%, required to satisfy the obligations, settlement of which will occur subsequent to closure of the mine through to 2029, and discounted at 2.97% per annum (December 31, 2012 - 2.26%).

The Company will recognize an increased decommissioning liability for additional reclamation and closure costs upon undertaking future development, construction and mining activities contemplated by the Type “A” Water Licence and various Land Use Permits. On September 24, 2013, the Company received formal notice from the Mackenzie Valley Land and Water Board (“MVLWB”) of approval by the Minister of Aboriginal Affairs and Northern Development Canada of Type “A” Water Licence MV2008L2-0002 in accordance with the Northwest Territories Waters Act. On June 17, 2013, the MVLWB issued Land Use Permit MV2008D0014 in accordance with the Mackenzie Valley Resource Management Act. The Type “A” Water Licence and Land Use Permit provide the regulatory approvals to proceed with the future development and operation of the Prairie Creek Mine and together provide for the posting with the Minister of Aboriginal Affairs and Northern Development Canada, in stages, of a total of $17.07 million in financial assurance or security deposits for expected future reclamation and closure costs.

The Company currently holds a surface lease, issued by the Minister of Aboriginal Affairs and Northern Development Canada, which limits the use of the land for minesite maintenance purposes only and establishes the Company's current responsibility for abandonment and restoration in accordance with an Abandonment and Restoration Plan attached as a schedule to the surface lease. The Company is currently in discussions with the Minister of Aboriginal Affairs and Northern Development Canada with regard to amending its current surface leases for the Prairie Creek mine site to permit future mine development and full operating activities in accordance with Section 27 (3) of the Northwest Territories and Nunavut Mining Regulations and with regard to security deposits for  abandonment and restoration liability under the surface leases and amending the timing schedule of the various security deposits to be provided to the Minister for reclamation liability under the Type “A” Water Licence and the Land Use Permits.

Additional financial assurance or security, of a total of $3.0 million will be required, in stages, for anticipated future reclamation obligations under the Company’s winter road land use permits issued by the MVLWB and by Parks Canada.

A summary of the Company’s provision for its current decommissioning liability is presented below:

	September 30, 2013	December 31, 2012
Balance – beginning of year	$2,148	$1,907
Accretion expense	36	46
Change in estimates	(195)	195
Balance – end of period	$1,989	$2,148

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
September 30, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

10.           Share Capital

Authorized: Unlimited common shares with no par value (2012 – unlimited).

Issued and outstanding: 170,695,861 common shares (December 31, 2012 – 164,031,781).

(a)	During the nine month period ended September 30, 2013

i.
On August 20, 2013, the Company issued by way of a bought deal private placement 6,460,000 flow-through shares on a brokered basis at $0.62 per share, for aggregate gross proceeds of $4,005,000. The agent to the private placement was paid a commission of 5% of the gross proceeds from the offering and received broker’s warrants to acquire 387,600 non-flow-through shares at any time until February 20, 2015 at a price of $0.63 per share. Net proceeds from the issuance were $3,704,000 after issuance costs comprised of the agent’s commission of $200,000 and other issuance costs of $101,000. The Company also recognized non-cash costs for the fair value of the broker’s warrants granted of $92,000.

ii.	200,000 stock options were exercised at a price of $0.23 per common share for proceeds of $46,000.

iii.	On September 16, 2013, the Company issued 4,080 common shares valued at $2,000 and $13,000 in cash pursuant to an agreement by Paragon Minerals Corporation to acquire an exploration property.

(b)	During the year ended December 31, 2012

i.
On January 6, 2012, the Company issued by way of public offering 7,610,000 units (“Units”) on a brokered basis at $0.67 per Unit, for aggregate gross proceeds of $5,099,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at any time until January 6, 2014 at a price of $0.90 per common share. The agent to the private placement was paid a commission of 6.5% of the gross proceeds from the offering and received broker’s warrants to acquire 494,650 common shares at any time until July 6, 2013 at a price of $0.67 per share. Net proceeds from the issuance were $4,609,000 after issuance costs comprised of the agent’s commission of $331,000 and other issuance costs of $159,000. The Company allocated $704,000 of the gross proceeds to the fair value of the share purchase warrants issued and recognized non-cash costs for the fair value of the broker’s warrants granted of $109,000.

ii.
On February 10, 2012, the Company issued by way of non-brokered private placement 6,000,000 units (“Units”) to Zhongrun International Mining Co. Ltd. (“Zhongrun”) at $0.67 per Unit, for aggregate gross proceeds of $4,020,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at any time until February 10, 2014 at a price of $0.90 per common share. In connection with the Zhongrun financing the Company paid a finder’s fee to an arm’s length intermediary. Net proceeds from the issuance were $3,749,000 after issuance costs comprised of the finder’s fee of $201,000 and other issuance costs of $70,000. The Company allocated $747,000 of the gross proceeds to the fair value of the share purchase warrants.

iii.	4,130 warrants were exercised at a price of $0.40 per common share for proceeds of $2,000.

iv.
On September 24, 2012, the Company acquired Paragon Minerals Corporation and issued 7,299,019 common shares valued at $3,394,000 based on the Company’s closing market price on September 24, 2012 of $0.465 per share in exchange for all outstanding Paragon shares that the Company did not already own.

v.	On December 3, 2012, the Company issued 9,520 common shares valued at $4,000 and $40,000 in cash pursuant to an agreement by Paragon Minerals Corporation to acquire an exploration property.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
September 30, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.           Reserves

(a)	Stock Options

At September 30, 2013, there were 7,109,600 incentive stock options outstanding.

At the Annual General Meeting held on June 13, 2012, shareholders approved the adoption of a new incentive stock option plan (the “2012 Plan“). The 2012 Plan is a fixed share stock option plan pursuant to which options on up to 7,500,000 common shares may be issued to directors, officers, employees and service providers of the Company. No new stock options will be granted under the 2004 Rolling Stock Option Plan (the “2004 Plan”), which is a 10% rolling stock option plan, but the 5,835,000 stock options currently outstanding under the 2004 Plan will remain outstanding and subject to that plan. Stock options will only be granted under the 2012 Stock Option Plan to the extent that the aggregate number of options outstanding under the 2012 Plan and the 2004 Plan does not exceed 7,500,000. Under the 2012 Plan, each option granted shall be for a term not exceeding five years from the date of grant and the vesting period is determined at the discretion of the Board. The option exercise price is set at the date of grant and cannot be less than the closing market price of the Company’s common shares on the Toronto Stock Exchange on the day of grant.

Each stock option is exercisable for one ordinary share of the Company. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

A summary of the Company’s options at September 30, 2013 and December 31, 2012 and the changes for the periods then ended is presented below:

	Nine months ended September 30, 2013		Year ended December 31, 2012
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	7,605,533	$0.46	6,410,000	$0.41
Granted	-	-	960,000	0.46
Exercised	(200,000)	0.23	-	-
Converted	-	-	310,533	1.54
Expired	(258,433)	1.62	(75,000)	0.94
Forfeited	(37,500)	0.46	-	-
Outstanding, end of period	7,109,600	$0.42	7,605,533	$0.46

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
September 30, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.           Reserves (continued)

(a)	Stock Options (continued)

As at September 30, 2013, the Company has outstanding and exercisable stock options, with a weighted average remaining contractual life of 1.73 years, to purchase an aggregate 7,109,600 common shares, of which 6,540,850 were exercisable as at that date, as follows:

	Options Outstanding		Options Exercisable
Expiry Date	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
March 27, 2014	1,375,000	$0.23	1,375,000	$0.23
December 31, 2014	40,800	1.14	40,800	1.14
May 12, 2015	4,460,000	0.45	4,460,000	0.45
January 27, 2016	300,000	0.71	300,000	0.71
July 4, 2016	23,800	0.81	23,800	0.81
October 3, 2017	910,000	0.46	341,250	0.46
	7,109,600	$0.42	6,540,850	$0.42

For the three and nine month periods ended September 30, 2013, the Company recorded share-based compensation charges for stock options granted to directors, officers and employees of $24,000 and $102,000 respectively versus $5,000 and $40,000 respectively for the comparative periods.

The share-based compensation charges were determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

Period of Grant	Nine months ended September 30, 2013	Year ended December 31, 2012 (2)
Dividend Yield	-	0%
Risk free interest rate	-	1.2%
Expected life	-	2.6 to 3.5 years
Expected volatility (1)	-	71.4% to 73.1%
Weighted average grant date fair value	-	$0.22
Forfeiture rate	-	2%
(1) Determined based on historical volatility of the Company’s share price. (2) Excludes stock options converted upon Paragon acquisition

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
September 30, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.           Reserves (continued)

(b)	Warrants

As at September 30, 2013, the Company has outstanding exercisable warrants, with a weighted average remaining contractual life of 0.36 years, to purchase an aggregate 12,905,455 common shares, as follows:

	Nine months ended September 30, 2013		Year ended December 31, 2012
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	13,419,693	$0.95	5,054,148	$0.88
Issued	387,600	0.63	7,299,650	0.88
Converted	-	-	1,407,168	1.51
Exercised	-	-	(4,130)	0.40
Expired	(901,838)	0.92	(337,143)	0.70
Outstanding, end of period	12,905,455	$0.95	13,419,693	$0.95

	Warrants Outstanding and Exercisable
Expiry Date	Number of Warrants	Weighted Average Exercise Price
December 30, 2013	4,500,000	$0.90
January 6, 2014	3,805,000	0.90
February 10, 2014	3,000,000	0.90
June 3, 2014	1,212,855	1.47
February 20, 2015	387,600	0.63
	12,905,455	$0.95

The fair value of the warrants issued was determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

Year of Grant	Nine months ended September 30, 2013	Year ended December 31, 2012 (2)
Dividend Yield	0%	0%
Risk free interest rate	1.20%	0.95%
Expected life	1.46 years	1.4 to 1.9 years
Expected volatility (1)	67.8%	74.5% to 78.2%
Weighted average grant date fair value	$0.24	$0.20
(1) Determined based on historical volatility of the Company’s share price. (2) Excludes warrants converted upon Paragon acquisition

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
September 30, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.           Reserves (continued)

(c)	Summary

	Options	Warrants	Unexercised Options and Warrants	Normal Course Issuer Bid	Total
Balance, December 31, 2011	1,240	1,070	7,836	604	10,750
Share-based compensation	107	-	-	-	107
Stock options expired	(29)	-	29	-	-
Broker and share purchase warrants issued	-	1,560	-	-	1,560
Broker warrants expired	-	(81)	81	-	-
Paragon acquisition	8	45	-	-	53
Balance, December 31, 2012	1,326	2,594	7,946	604	12,470
Share-based compensation	102	-	-	-	102
Stock options exercised	(20)	-	-	-	(20)
Stock options expired	(16)	-	16	-	-
Broker warrants issued	-	92	-	-	92
Warrants expired	-	(159)	159	-	-
Balance, September 30, 2013	$1,392	$2,527	$8,121	$604	$12,644

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
September 30, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12.           Exploration and Evaluation Expenses

For the three and nine month periods ended September 30, 2013, the employee wages and benefits included in exploration and evaluation expenses were $543,000 and $903,000 respectively versus $648,000 and $1,242,000 respectively for the comparative periods.

	Three months ended September 30,		Nine months ended September 30,
Prairie Creek	2013	2012	2013	2012
Camp operation and project development	$672	$644	$1,209	$1,048
Diamond drilling	135	1,699	135	3,040
Feasibility studies and mine planning	172	419	1,248	1,161
Permitting and environmental	278	574	713	1,128
	1,257	3,336	3,305	6,377

Depreciation – mining plant and equipment	29	40	86	115
Total exploration and evaluation expenses	$1,286	$3,376	$3,391	$6,492

Exploration and evaluation, beginning of period	$58,529	$50,503	$56,424	$47,387
Total exploration and evaluation expenses	1,286	3,376	3,391	6,492
Exploration and evaluation, end of period	$59,815	$53,879	$59,815	$53,879

	Three months ended September 30,		Nine months ended September 30,
Paragon Properties	2013	2012	2013	2012
Camp operation and project development	$37	$-	$150	$-
Diamond drilling	160	-	427	-
Permitting and environmental	-	-	14	-
Total exploration and evaluation expenses	$197	$-	$591	$-

Exploration and evaluation, beginning of period	$482	$-	$88	$-
Total exploration and evaluation expenses	197	-	591	-
Exploration and evaluation, end of period	$679	$-	$679	$-

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
September 30, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

13.           Tax Deduction Recovery

During the three and nine month periods ended September 30, 2013, the Company recognized a tax deduction recovery of $nil and $nil respectively compared to $142,000 and $295,000 respectively for the comparative periods in respect of flow-through shares and renounced exploration and evaluation expenses deductible for Canadian income tax purposes.

14.           Government Grants

For the three and nine month periods ended September 30, 2013, the Company received government grants in the amount of $338,000 and $438,000 respectively compared to $205,000 and $448,000 respectively for the comparative periods and recorded a reduction to the related expense or as a reduction of the carrying value of the related asset.

15.           Capital Management

The Company manages its cash and cash equivalents, short-term investments, marketable securities, common shares, stock options and share purchase warrants as capital. As the Company is in the exploration and evaluation stage, its principal source of funds for its operations is from the issuance of common shares. The issuance of common shares requires approval of the Board of Directors. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore its Canadian properties and develop its Prairie Creek project for the benefit of its stakeholders. The Company uses stock options primarily to retain and provide future incentives to key employees and members of the management team. The granting of stock options is primarily determined by the Compensation Committee of the Board of Directors.

16.           Related Party Transactions

For the three and nine month periods ended September 30, 2013, the Company incurred rent expense with a corporation with a common director of the Company in the amount of $6,000 and $18,000 respectively versus $6,000 and $18,000 respectively for the comparative periods. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At September 30, 2013, $nil relating to amounts owing to related parties was included in accounts payable and accrued and other liabilities (December 31, 2012 - $4,000).

For the three and nine month periods ended September 30, 2013, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $197,000 and $616,000 respectively versus $151,000 and $470,000 respectively for the comparative periods. For the three and nine month periods ended September 30, 2013, the Company incurred share-based compensation with officers and directors in the amount of $2,000 and $10,000 versus $5,000 and $33,000 respectively for the comparative periods.

17.           Commitments

The Company has entered into certain operating lease agreements for office space and equipment. These agreements require the Company to make the following lease payments:

Year ending December 31,	Total
2013	$43
2014	173
2015	155
2016	151
2017	88
$610

During the three and nine month periods ended September 30, 2013, the Company recognized lease expense of $58,000 and $162,000 respectively compared to $52,000 and $141,000 respectively for the comparative periods. See also Note 9 – Decommissioning Liability.

CANADIAN ZINC CORPORATION
Notes to the Interim Consolidated Financial Statements
September 30, 2013
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

18.           Messina Minerals Acquisition

In September 2013, the Company announced that it had entered into a binding agreement with Messina Minerals Inc. (“Messina”). Under the terms of the Agreement, Canadian Zinc will acquire all of the outstanding common shares of Messina in exchange for approximately 2,132,731 common shares of Canadian Zinc by way of a statutory plan of arrangement on the basis of one share of Canadian Zinc for 5.9 shares of Messina. Completion of the arrangement is subject to approval by the Messina shareholders, regulatory and court approvals, and other customary closing conditions. A special general meeting for Messina shareholders is planned for December 16, 2013. In addition, in September 2013, Canadian Zinc purchased 3,000,000 Messina common shares at a price of $0.05 per share, in a non-brokered private placement financing, for a total consideration of $150,000.